

Mail Stop 3030

November 7, 2008

Via U S Mail and FAX [(408) 855-4999]

J. Michael Gullard
Interim Chief Executive Officer
Alliance Semiconductor Corporation
4633 Old Ironsides Drive
Santa Clara, California 95054

> **Re: Alliance Semiconductor Corporation**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 0-22594**

Dear Mr. Gullard:

We have reviewed the information and proposed disclosures filed on October 14, 2008, and have the following additional comments.   Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. J. Michael Gullard

Form 10-K for the Fiscal Year Ended March 31, 2008

1.   We note your response to prior comment 1. Please tell us whether there is any statutory
        basis that permits you to not register as an investment company under the Investment
        Company Act of 1940, such as under Section 3(c)(1) of that Act. If you believe that you
        have a statutory basis for exemption, please provide us with a detailed analysis. We may
        have further comment.

2.   We note your Form 15 filed on September 5, 2008. It appears that you are relying on a
        provision of the Exchange Act, Rule 12g-4(a)(1)(i), that no longer exists. Please advise.

3.   We note that your Chief Executive Officer and outside counsel participated in an investor
        conference call on September 4, 2008 prior to your filing a Form 15 on September 5,
        2008. Please tell us what consideration you have given to your Regulation FD obligation
        to provide public disclosure of material non-public information to investors. In
        particular, please tell us whether you have provided public disclosure, as defined in Rule
        101(e), for information relating to the following subject matters which are documented in
        a Thompson StreetEvents[TM] transcript of the September 4, 2008 investor conference call:

        •   The right of your board of directors to not dissolve the corporation;
        •   Your explanation of why the auction rate securities cannot be distributed to
            shareholders;
        •   Your intention to quote on the PinkSheets;
        •   Your communication with the New York Attorney General regarding your auction
            rate securities;
        •   The current interest rate on your auction rate securities;
        •   that AMBAC has never indicated any intention of exercising the put on the securities
            you hold;
        •   Your statement that you are not dissolving the corporation; and
        •   Your counsel's statement that your board would need to submit the dissolution issue
            to your shareholders.

Form 10-Q as of June 30, 2008

4.   We refer to your response to comment 3, including the proposed disclosure for SFAS
        157. Please respond to the following:
        •   Please tell us how you determined the amounts and timing of future principal
            payments.

Mr. J. Michael Gullard

- Clarify what you mean by "forward projections of interest rate benchmarks." In that regard, clarify the nature of the benchmarks, how the forward projections were determined and how the rates were utilized in your analysis.
- In your proposed disclosure for SFAS 157 you indicate that you in part considered "guarantees in place." Please tell us about the nature and terms of these guarantees, including how you considered those guarantees in the valuation.
- In light of the failed auctions and illiquidity of your ARS securities, tell us how you determined "the rate of return required by investors to own such securities given the current liquidity risk associated with auction-rate securities." Also, tell us how you used the rate in your analysis and why you believe your determination is a reasonable reflection of a market rate given the illiquidity of the securities.

5. We refer to your response to comment 4. Please respond to the following:
   - Tell us what you mean when you state that you "avoided the strict one year interpretation of current assets." If you used other than one year for an operating cycle, please specifically address how you considered the guidance from paragraph 5 of Chapter 3A of ARB 43. We note that the guidance indicates that when a particular business has no clearly defined operating cycle, the one-year rule should govern. In light of the disposal of all of your business operations, it is not clear how you can conclude that you have a clearly defined operating cycle. Please explain.
   - As a related matter, in light of the failed auctions since August of 2007, please tell us why you believe it is reasonable to expect that the auction rate securities will be realized in cash or sold or consumed during the normal operating cycle of your business, as defined in paragraph 5 of Chapter 3A of ARB 43. We note your statement in comment 7 that you are "unable to reasonably estimate when auctions will become successful."
   - As referred to in the next to last paragraph of your response, please tell us about your evaluation of "current market conditions" and discussions with investment managers leading you to conclude that current asset classification is appropriate in light of the current illiquidity of the investments.
   - Tell us how your valuation assumptions are consistent with current asset classification.

6. We refer to your responses to comments 3 and 7. In response to comment 3 you indicate that you determined the fair market value of the auction rate securities by utilizing "a discounted cash flow model to derive an estimate of fair value at June 30, 2008." Please provide us a summary of the discounted cash flows referenced in your response with an explanation of all significant assumptions.

Mr. J. Michael Gullard

7.	In your response to comment 7 you indicate that "similar instruments have experienced a return of liquidity." Please further explain to us what you mean by this statement. In that regard, please describe the similar instruments, clarify how those instruments are similar to your investment and explain the evidence you obtained in support of your assertion. Also, tell us the extent to which you considered secondary market transactions in the valuation of these investments.

8.	Please provide us a summary of any discussions with your investment advisors regarding the fair value of your ARS securities as of March 31, 2008 and June 30, 2008. We see that you disclose in the Form 10-K that you in-part considered "pricing provided by the Firms managing our investments."

9.	Please provide us a summary of any discussions with your investment advisors regarding the likelihood that your investments will be redeemed under any of the recently publicized settlements with issuers.

Other

10.	Please refer to page 5 of our comment letter dated August 26, 2008. In the third paragraph we request that you include certain representations in your response letter. Please provide on EDGAR a response letter which makes these required representations.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

	You may contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6263 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

					Sincerely,

					Gary Todd
					Reviewing Accountant